UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission file number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant's name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual General Meeting of the Shareholders

On July 13, 2017, Foamix Pharmaceuticals Ltd. (the "Company") held an annual general meeting of shareholders (the "Meeting"). At the Meeting, the Company's shareholders voted on five proposals, each of which is described in more detail in the Company's proxy statement for the Meeting attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K the Company filed with the Securities and Exchange Commission on June 7, 2017 (the "Proxy Statement").

Based on the results and the majority requirements under the Israeli Companies Law 5759-1999 (the "Companies Law") and the Company's articles of association, the shareholders of the Company duly approved the following resolutions:

(1)	To appoint Kesselman & Kesselman (PwC Israel) as the Company's independent registered public accounting firm for the year 2017, and authorize the Board to determine the compensation of the auditors.

(2)	To ratify the election of Dr. Dalia Megiddo as a director of the Company.

(3)	To approve the terms of compensation of Dr. Stanley Hirsch, Chairman of the Board of Directors of the Company, for the year 2016 and onward.

(4)	To approve the award of additional options and restricted share units to the Company's non-executive directors.

(5)	To approve an increase of the authorized share capital of the Company by an additional NIS 6,400,000 divided into 40,000,000 ordinary shares with a nominal value of NIS 0.16 per share.

The Company's financial statements for the year ended on December 31, 2016 were presented at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD. (Registrant)

By:	/s/ Ilan Hadar
Name: Ilan Hadar
Title: Country Manager & CFO

Date: July 13, 2017